SECURIT 06050019 MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24613

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: CS Capital Strategies Financial Group, Inc.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
SEP 1 1 2006
THOMSON
FINANCIAL

100 West Lucerne Circle, Suite 500
(No. and Street)

Orlando (City) | FL (State) | 32801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Simon
407-422-5400
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen R. Rotroff
(Name - *if individual, state last, first, middle name*)

Altamonte Springs (City) | FL (State) | 32714 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

SEC MAIL PROCESSING RECEIVED
AUG 2 9 2006
WASH. D.C. 180 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, David Simon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or ______________________, as of June 30, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

TIMOTHY KEVIN TAYLOR
NOTARY PUBLIC - STATE OF FLORIDA
COMMISSION # DD164554
EXPIRES 11/24/2006
BONDED THRU 1-888-NOTARY1

Public Notary

Signature

President
Title

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2006

TABLE OF CONTENTS

STEPHEN R. ROTROFF, CPA, P. A.
Certified Public Accountant and Consultant

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

Stockholders
CS Capital Strategies Financial Group, Inc.
Orlando, Florida

I have audited the accompanying statement of financial condition of CS Capital Strategies Financial Group, Inc. as of June 30, 2006, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CS Capital Strategies Financial Group, Inc. at June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules, the computation of net capital and the computation of aggregate indebtedness, as of June 30, 2006, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen R. Rotroff, CPA, P.A.

August 18, 2006

940 Centre Circle, Suite 2005, Altamonte Springs, FL 32714
407.774.2044 (O) 321.578.0050 (C) 866.220.7648 (F) srotroffcpa@bellsouth.net

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2006

ASSETS	
Cash and cash equivalents	$ 186,816
Clearing deposit held by clearing broker ($15,239 cash and $136 in mutual funds)	15,375
Property and equipment, net of accumulated depreciation of $6,885	12,836
Security deposit	6,169
	$ 221,196
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Commissions payable	$ 75,443
Lease payable	2,476
Federal and state taxes payable	12,500
Accounts payable and accrued expenses	16,520
Total liabilities	106,939
Stockholders' equity:	
Common stock, $.01 par value, 100,000 shares authorized, 7,500 issued and outstanding	75
Additional paid-in capital	46,430
Retained earnings	67,752
Total stockholders' equity	114,257
	$ 221,196

The accompanying notes are an integral part of these financial statements.

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2006

Revenues:	
Commissions	$ 1,124,263
Investment management fees	157,812
Merger and acquisition advisory fees	545,333
Interest	2,058
Total revenue	1,829,466
Expenses:	
Commissions and trading participations	914,392
Payroll expenses	335,953
Professional fees	173,345
Other operating expenses	129,242
Rent	97,202
Clearing and execution fees	84,939
Telephone and communications	15,112
Licenses and registrations	4,934
Total expenses	1,755,119
Profit before federal and state income taxes	$ 74,347
Federal and state income tax expense	(12,500)
Net income	$ 61,847

The accompanying notes are an integral part of these financial statements.

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEAR ENDED JUNE 30, 2006

Balance, July 1, 2005	$ 5,905
Net Income	61,847
Balance, June 30, 2006	$ 67,752

The accompanying notes are an integral part of these financial statements.

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2005

Cash flows from operating activities:	
Net income	$ 61,847
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,008
Changes in operating assets and liabilities:	
Increase in accounts payable and accrued expenses	10,528
Decrease in commissions payable	(10,806)
Increase in federal and state taxes payable	12,500
Cash provided by operating activities	77,077
Cash flows from investing activities:	
Purchase of property and equipment	(7,798)
Cash used in investing activities	(7,798)
Cash flows from financing activities:	
Capital lease transaction	2,566
Payment on capital lease	(90)
Cash used in financing activities	2,476
Net increase in cash	71,755
Cash and cash equivalents, beginning of year	115,061
Cash and cash equivalents, end of year	$ 186,816
Supplemental Cash Flow Information:	
Federal and state taxes paid during the year	$ -
Interest paid during the year	$ 60

The accompanying notes are an integral part of these financial statements.

1. NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business – CS Capital Strategies Financial Group, Inc. (the "Company") was incorporated in 1980 under the laws of the State of Florida. The Company is registered with the Securities and Exchange Commission under the Securities Act of 1934 and the State of Florida as a broker-dealer, and is a member of the National Association of Securities Dealers. The Company is an introducing broker-dealer and clears all of its securities transactions with and for customers on a fully disclosed basis through Pershing (the "Clearing Broker").

Revenue and expense recognition – The revenues of the Company are derived primarily from commissions earned on securities transactions, investment management fees charged on managed investment funds, commissions on the sale of annuities, and fees on merger and acquisition services. Securities transactions and corresponding expenses (including commissions) are recorded on a trade date basis.

Computation of Customer Reserve – The Company is exempt from customer reserve requirements and providing information relating to the possession and control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Commission Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

Cash and cash equivalents – Cash and cash equivalents consist of amounts held in a bank account, money market funds, and cash balances held by the Clearing Broker. Cash in bank accounts and money markets, and held by Clearing Broker at June 30, 2006, were $101,080 and $85,736, respectively.

Property and equipment – Property and equipment are carried at cost. Depreciation is provided on the straight-line and double declining balance method over the assets estimated useful lives, which is estimated from two to seven years.

Income taxes – The Company records deferred income taxes using the liability method. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The type of temporary differences between tax bases of assets and liabilities and their financial reporting amounts generally relate to differences between depreciation methods used for book and tax purposes.

Liabilities subordinated to claims of general creditors – There are no borrowings under subordination agreements as of June 30, 2006.

Fair value of financial instruments – All of the Company's financial assets and liabilities are carried at fair market value or at amounts, which, because of their short-term nature, approximate current fair value.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) capital requirements for broker-dealers, which requires a minimum of $5,000 or 6 2/3% of its aggregate indebtedness ($7,133 at June 30, 2006), whichever is greater. Therefore, the Company was required to maintain a minimum net capital of $7,133 at June 30, 2006.

At June 30, 2006, the Company had net capital of $92,416, and an aggregate indebtedness to net capital percentage of 116% vs. an allowable percentage of not greater than 1500%.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2006:

Computer equipment	$ 9,115
Furniture and fixtures	8,452
Software	2,154
	19,721
Less accumulated depreciation	(6,885)
	$ 12,836

Depreciation expense recorded during the year ended June 30, 2006 was $3,008.

4. INCOME TAXES

The Company had available at June 30, 2006, approximately $14,500 in tax loss carryforwards that were applied against the net income before federal and state income taxes. The remaining net profit was approximately $59,800, and an effective rate of 21% was charged for federal and state taxes based upon the various tax rates in effect at June 30, 2006. Temporary differences, which primarily arise from the differences in book depreciation and tax depreciation, are immaterial.

5. COMMITMENTS

On August 27, 2003, the Company entered into an Agreement (the "Agreement") to pay $2,000 per month to a director and consultant (the "Consultant") of the Company. This Agreement was an amendment to a Stock Purchase Agreement entered into on September 26, 2002. The Agreement terminates on September 25, 2006. The amounts due the Consultant are subject to upward adjustment based upon certain percentages of gross revenue earned by the Company and are payable at various times commencing thirty (30) days after the end of each of the Company's fiscal years. The President of the Company also signed the Agreement personally.

The Company leases office space under a three year operating lease, which commenced on January 1, 2005. Under the terms of the lease, the Company is responsible for maintaining adequate insurance on the facility and paying for utilities and sales tax. The lease payments are guaranteed by the President of the Company. Monthly rental payments are subject to increases based upon the consumer price index with a minimum of 2.5% per annum.

Rent expense for the year ended June 30, 2006, was approximately $97,200. Future net minimum lease payments are as follows for each fiscal year ending June 30:

2007	$ 85,532
2008	42,795
	$ 128,327

During April 2005, the Company and one of its independent securities brokers (the "Broker") agreed to settle an arbitration matter filed with the NASD. The agreement required the Company and the Broker to pay $70,000 to the claimant. With the signing of the agreement $40,000 was paid to the claimant and the Company and the Broker agreed to pay the remaining $30,000 in fifteen (15) monthly installments of $2,000. The Company was reimbursed for the $40,000 by the previous owner of the Company paying $25,000 and the Broker paying $15,000. The Broker has agreed to pay the remaining $30,000 by having the Company reduce commissions due to the Broker $2,000 each month for fifteen months, however, the Company still remains liable for the $30,000 should the Broker not have sufficient monthly commissions due from the Company. The Broker has averaged sufficient monthly commissions over the last two years to meet the obligation. During the year ended June 30, 2006, the Broker paid the Company through reduced commissions $24,000 against his obligation. As of August 1, 2006 the obligation has been paid in full.

During May 2006, the Company purchased two computers and financed the transaction over 24 months with a capital lease ending May 15, 2007. Monthly payments are $126.94 per month and the implied interest rate is 17.4%. Minimum payment obligations for the years ended June 30, 2006, 2007 and 2008 are $1,524, 1,524 and $1,396, respectively. The value of the fixed assets recorded by the transaction was $2,566.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis to its Clearing Broker. The Clearing Broker is responsible for collection and payment of funds and receipt and delivery of securities for customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments and the Clearing Broker may charge any losses to the Company. The Company seeks to minimize the risk through procedures designed to monitor creditworthiness of the customers and proper execution of transaction by the Clearing Broker. The Clearing Broker maintains a clearing deposit established by the Company of approximately $15,000, which is available to offset the Clearing Broker's losses.

Cash is maintained in an established national bank. Cash balances, at times, may exceed the federally insured limits of $100,000.

Additionally, cash and securities are maintained by the Clearing Broker. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation.

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2006

Total stockholders' equity	$ 114,257
Adjustments:	
Deduct nonallowable assets:	
Property and equipment, net	(12,836)
Deposits	(6,169)
Net capital before haircuts and securities positions	95,252
Haircuts on securities positions:	
Other securities	(2,836)
Net capital	$ 92,416
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of aggregated indebtedness)	$7,133
Minimum dollar net capital requirement of reporting broker or dealer	$5,000
Net capital requirement	$7,133
Excess net capital	$ 85,283
Excess net capital at 1000%	$ 81,722
Reconciliation with Company's calculation:	
Net capital as reported in the Company's Part IIA (unaudited) FOCUS Report	$ 107,392
Audit adjustments:	
Purchase of computers	(2,476)
Provision for federal and state taxes	(12,500)
Net capital as reported in audit	$ 92,416

See report of independent certified public accountant.

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2006

Commissions payable	$ 75,443
Capital lease payable	2,476
Accounts payable and accrued expenses	16,520
Federal and state taxes payable	12,500
Total aggregate indebtedness	$ 106,939
Percentage of aggregage indebtedness to net capital	116%

See report of independent certified public accountant.

STEPHEN R. ROTROFF, CPA, P. A.
Certified Public Accountant and Consultant

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Stockholders
CS Capital Strategies Financial Group, Inc.
Orlando, Florida

In planning and performing my audit of the financial statements of CS Capital Strategies Financial Group, Inc. (the "Company") for the year ended June 30, 2006, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements of prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

940 Centre Circle, Suite 2005, Altamonte Springs, FL 32714
407.774.2044 (O) 321.578.0050 (C) 866.220.7648 (F) srotroffcpa@bellsouth.net

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal controls that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures are adequate at June 30, 2006, to meet SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

August 18, 2006